                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For December 20, 2005

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

MASTELLONE HERMANOS S.A.

Buenos Aires, December 20, 2005.

By: /s/ Joaquin Ibañez
Name: Joaquin Ibañez
Title: Member of the Statutory Auditor's Committee

TABLE OF CONTENTS

1.	English translation of a letter dated December 20, 2005, filed with the Buenos Aires Stock Exchange, regarding the partial cancellation of a debt with CALYON –as successor of Credit Lyonnais S.A.–

This letter has just been filed to the BASE.

Buenos Aires, December 20, 2005

Buenos Aires Stock Exchange

Dear Sirs,

Ref. Duty to inform

We address you in order to inform that we have reached an agreement with CALYON, successor of Credit Lyonnais, in order to pay in part the loan we had borrowed from them, which was secured by a pledge over certain capital assets of our property and which was meant to be redeemed between the years 2006 and 2010. As a result, we have agreed to cancel, the capital amount of US$ 4.375.000 (four million three hundred seventy five thousand US dollars) by means of a cash payment of US$3.5000.000.

The above mentioned transaction represents to our company a profit equivalent to the condoned debt, that is to say, US$875.000.

Yours sincerely,

MASTELLONE HERMANOS S.A.